SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2020
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: September 11, 2020

List of materials

Documents attached hereto:

i) Press release: Announcement of Decision Regarding Company Split (Small-scale Company Split) from Sony Corporation into Sony Home Entertainment & Sound Products Inc.

September 11, 2020
Sony Corporation

Announcement of Decision Regarding Company Split (Small-scale Company Split) from Sony Corporation into
Sony Home Entertainment & Sound Products Inc.

Sony Corporation (“Sony” and, together with its consolidated subsidiaries, “Sony Group”) today announced that Sony Home Entertainment & Sound Products Inc. (“SHES”) will succeed to certain rights and obligations related to Sony’s business managing fulfillment of obligations as a manufacturer under the Home Appliance Recycling Act of Japan (hereinafter, the “Business”) by an “absorption-type company split”, as set forth below.

Certain information is omitted from this announcement since this company-split is a “small-scale company split” with Sony’s wholly-owned subsidiary.

1.	Purpose of the company split

Sony will perform the contemplated company split for the purpose of transferring to SHES the shares of the companies running the recycling business in which Sony invests, together with Sony’s contractual status relating to such investments, as a part of the transfer from Sony to SHES of recycling and environmental-related functions and administration with respect to Sony Group’s TV products.

2.	Summary of the company split

(1)	Schedule of the company split
Approval of the company split agreement
	(by the representative corporate executive officer)	September 11, 2020
	Execution of the company split agreement	September 15, 2020 (scheduled)
	Effective date of the company split	October 30, 2020 (scheduled)

*	Sony will perform the contemplated company split without obtaining shareholder approval of the company split agreement pursuant to the provisions of the “small-scale company split” as set forth in Paragraph 2 of Article 784 of the Companies Act of Japan.

(2)	Method of the company split

The method of the contemplated company split is an absorption-type company split between Sony (as the splitting company) and SHES (as the successor company).

(3)	Details of consideration allotted upon the company split

SHES will issue 2,231 common shares of SHES to Sony upon the completion of the contemplated company split as consideration for the assets, liabilities, agreements, and other rights and obligations transferred to SHES.

(4)	Treatment of stock acquisition rights and bonds with stock acquisition rights of the splitting company

There will be no changes to the treatment of stock acquisition rights or bonds with stock acquisition rights of Sony upon the completion of the contemplated company split.

(5)	Increase or decrease of the stated capital upon the company split

There will be no increase or decrease in Sony’s stated capital upon the contemplated company split.

(6)	Rights and obligations to be succeeded by the successor company

SHES, as the successor company, will succeed to certain rights and obligations related to the Business, such as assets, liabilities and agreements, as set forth in the company split agreement.

(7)	Expectation on the performance capabilities of the successor company’s obligations

Sony expects that the contemplated company split will have no material impact on the ability of SHES to perform its obligations that become due after the effective date of the contemplated company split.

3.	Summary of both parties (the numbers and information shown below are as of March 31, 2020 for each of Sony and SHES)

(1)	Summary of both parties

Trade name	Sony Corporation (Splitting Company)	Sony Home Entertainment & Sound Products Inc. (Successor Company)
Location of head office	7-1, Konan 1-chome, Minato-ku, Tokyo, Japan	10-1, Osaki 2-chome, Shinagawa-ku, Tokyo, Japan
Title and name of Representative	Kenichiro Yoshida Representative Corporate Executive Officer, Chairman, President and CEO	Ichiro Takagi Representative Director and President
Business	Manufacturing of electronic data processing machines, digital and analog computer, equipment and accessories	Design, development and manufacturing of TVs, video & sound products and associated peripherals.
Stated capital	¥ 880,214 million	¥ 110 million
Date of incorporation	May 7, 1946	May 29, 2014
Number of shares issued	1,261,058,781 shares	2,200 shares
Fiscal year-end	March 31	March 31

Major shareholders and shareholding ratio
1  Citibank as Depositary Bank for
Depositary Receipt Holders
9.38%
2  The Master Trust Bank of
Japan, Ltd. (Trust Account)
8.20%
3  Japan Trustee Services Bank
Ltd. (Trust Account)
6.13%

4  JP Morgan Chase Bank 385632
3.18%

5   Japan Trustee Services Bank,
Ltd. (Trust Account 7)
2.38%
Sony Corporation 100%
Financial status and operating results for the last fiscal year
Net assets	¥ 4,789,535 million (consolidated) (Note)	¥ 35,515 million (non-consolidated)
Total assets	¥ 23,039,343 million (consolidated)	¥ 217,453 million (non-consolidated)
Net assets per share	¥ 3,380.96 (consolidated)	¥ 16,143,293.33 (non-consolidated)
Net sales	¥ 8,259,885 million (consolidated)	¥727,297 million (non-consolidated)
Operating income	¥ 845,459 million (consolidated)	¥11,936 million (non-consolidated)
Ordinary income	¥ 799,450 million (consolidated) (Note)	¥11,862 million (non-consolidated)
Net income	¥ 582,191 million (consolidated) (Note)	¥9,313 million (non-consolidated)
Net income per share	¥ 471.64 (consolidated) (Note)	¥4,233,093.86 million (non-consolidated)

Note:	Since Sony prepares its consolidated financial statements in accordance with accounting principles generally accepted in the United States, “total equity”, “income before income taxes”, “net income attributable to Sony’s stockholders” and “net income attributable to Sony’s stockholders per share of common stock” are stated in place of “Net assets”, “Ordinary income”, “Net income” and “Net income per share”, respectively.

(2)	Summary of business subject to the company split

Sony’s business as a manufacturer under the Home Appliance Recycling Act of Japan

(3)	Operating results of the Business transferred by the company split for the fiscal year ended March 31, 2020

	Net sales:	¥ 60 million

(4)	Assets and liabilities to be succeeded upon the company split (as of June 30, 2020)

	Assets:	¥ 223 million
	Liabilities:	¥ 0 million

4.	Status after the company split

Upon the completion of the contemplated company split, there will be no changes in the trade name, the location of the head office, the title and name of representatives, the business (excluding the Business transferred by the contemplated company split), the stated capital or fiscal year-end of Sony or those of SHES.

5.	Outlook after the company split

No material impact on Sony’s consolidated financial results for the fiscal year ending March 31, 2021 is anticipated as a result of the completion of the contemplated company split.

(For reference)  Sony’s forecast for its consolidated financial results for the fiscal year ending March 31, 2021, which was announced on August 4, 2020, and its consolidated financial results for the fiscal year ended March 31, 2020 are presented in the table below.

(Yen in millions)
	Sales and operating revenue	Operating income	Income before income taxes	Net income attributable to Sony Corporation’s stockholders
Consolidated financial forecast for the fiscal year ending March 31, 2021	8,300,000	620,000	685,000	510,000
Consolidated financial results for the fiscal year ended March 31, 2020	8,259,885	845,459	799,450	582,191

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